Mail Stop 3561


December 13, 2005


Kambiz Mahdi
Probe Manufacturing, Inc.
3050 Pullman Street
Costa Mesa, CA 92626

      	Re:	Probe Manufacturing, Inc.
      		Amendment No. 6 to Form SB-2
      		File No. 333-125678
      		Filed November 25, 2005

Dear Mr. Mahdi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments. Our page numbers refer to those used in the marked courtesy copies of your amendment.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *
1. In your amended filing, please revise to include the new undertakings which became effective on December 1, 2005. See Questions 3 through 6 in Securities Offering Reform Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm. See also revised Item 512(a) and new Item 512(g) of Regulation S-B, which were adopted in Securities Offering Reform, Release No. 33-8591 (July 19,
2005).


The Offering, page 5

2. As previously requested by our prior comment 3 of our November
4,
2005 letter, please state clearly that you are not registering for resale the common stock underlying the warrants. We note your response to our prior comment, but are unable to locate the described revisions in the actual prospectus.
Summary of Financial Information, page 7

3. Please disclose on page 7 the interim financial information for the nine months period ended September 30, 2005 and September 30, 2004.

Selling Security Holders, page 18
4. As requested by our prior comment 6, please include in the "Number of Shares Beneficially Owned Before the Offering" column all shares that are issuable upon conversion or exercise of another security. As noted in that prior comment, each shareholder is considered to currently beneficially own any shares that can be received upon exercise or conversion within 60 days. Make similar changes, as necessary, to the beneficial ownership table on page 29. Management`s Discussion and Analysis, page 40

5. Please delete the reference to the safe harbors provided by the
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such safe harbors are available only to issuers that are subject to the reporting requirements of the
Securities Exchange Act of 1934 at the time the covered statements are made. You are not yet subject to such reporting requirements. For that same reason, please also delete the reference to the "safe harbors created by the Exchange Act."

6. Please delete the reference to "Forms 10-K, 10-Q, S-3, and S-
4."
You have not filed any of these forms.

7. We note that the disclosure under the above caption does not meet the requirements of Item 303(b) of Regulation S-B. As required by
Item 303(b)(1) of Regulation S-B, you have not included the discussion of the full fiscal years ended December 31, 2004 and December 31, 2003. Also, tell us why you believe that the disclosure required by Item 303(c) is not required in the amended filing.

8. Please revise and update the disclosure presented under first paragraph under the caption "Plan of operation" on page 42, as the information presented relates to the six months ended June 30, 2005.

Financial Statements

Consent of Independent Public Accountants
9. We note that you have not included in the amended filing the consent of Jasper and Hall to cover their report dated May 25, 2005 on the fiscal year ended December 31, 2004. Please included in the amended filing currently dated and signed consents of the independent accountants in each amendment to the Form SB-2. Refer to Item 302 of
Regulation S-T.

Independent auditors` report, page F-2
10. In response to prior comment 13, we note that the auditor`s report has not been revised. Please request your prior auditors, Michael Johnson & Company., LLC, revise their report to make reference to the Standards of the Public Company Accounting Oversight
Board in accordance with auditing standard no. 1 of the PCAOB.

Notes to financial statements

Note 2. Summary of significant accounting policies

Revenue recognition

11. We note your response and the revised disclosure on page F-32 in response to our prior comment 14. You indicate in your revenue recognition policy on page F-32 that "Terms are generally FOB origination with the right of inspection and acceptance. Please tell us what is meant by the term "generally." Also, we note that the revenue recognition policy disclosed on page F-10 has not been revised as previously requested.


* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gopal Dharia at (202) 551-3353 or Terry French at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ted Yu at
(202) 551-3372, Michele M. Anderson, Legal Branch Chief, at (202) 551-3833, or me at (202) 551-3810 with any other questions.


Sincerely,



Michele M. Anderson
Legal Branch Chief


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Kambiz Mahdi
Probe Manufacturing, Inc.
December 13, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE